SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

February 9, 2021

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips completes the acquisition of BioTelemetry, Inc.”, dated February 9, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 9th day of February 2021.

KONINKLIJKE PHILIPS N.V.

M.J. van Ginneken
(Chief Legal Officer)

Press information

February 9, 2021

Philips completes the acquisition of BioTelemetry, Inc.

Combination of Philips and BioTelemetry results in a global leader in patient care management solutions for the hospital and the home.

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in health technology, today announced that it has completed the acquisition of BioTelemetry, Inc. (NASDAQ: BEAT), a leading U.S.-based provider of remote cardiac diagnostics and monitoring. BioTelemetry’s financial results will be consolidated as part of Philips’ Connected Care business segment as of February 9, 2021.

The acquisition of BioTelemetry is a strong fit with Philips’ cardiac care portfolio, and its strategy to transform the delivery of care along the health continuum with integrated solutions. Philips’ patient care management solutions for the hospital include real-time patient monitoring, therapeutic devices, telehealth and informatics. Moreover, Philips has an advanced and secure cloud-based Philips HealthSuite digital platform optimized for the delivery of health care across care settings.

With 2020 sales of USD 450 million, BioTelemetry adds a complete range of clinically validated ambulatory cardiac diagnostics and monitoring services: Short-term Holter monitoring services, Long-term Holter monitoring services, Event recorder services, and Mobile Cardiac Outpatient Telemetry (MCOT) services. BioTelemetry has built one of the world’s largest remote cardiac monitoring services networks, providing services for over one million patients per year. Additionally, BioTelemetry has a clinical research business that provides testing services for clinical trials.

“The combination of Philips’ leading patient care management portfolio in the hospital with BioTelemetry’s leading cardiac diagnostics and monitoring portfolio outside the hospital will result in a global leader in patient care management solutions for the hospital and the home for cardiac and other patients,” said Frans van Houten, CEO of Royal Philips. “With our collective portfolios, and our healthcare informatics and services platforms, we will be in an optimal position to improve patient care across care settings for multiple diseases and medical conditions.”

Financials

BioTelemetry and its approximately 1,900 employees will become part of Philips’ Connected Care business segment. The acquisition is projected to be nominal sales growth and adjusted EBITA margin [1] accretive for Philips in 2021. Philips targets significant synergies driven by cross-selling opportunities, geographical expansion, and portfolio innovation synergies, such as Philips’ HealthSuite digital platform. Additionally, Philips will drive operational performance improvements through its proven productivity programs. The BioTelemetry business is expected to grow double-digits and to improve its Adjusted EBITA margin to more than 20% by 2025.

Transaction

The acquisition of BioTelemetry was structured as a merger under Section 251(h) of the General Corporation Law of the State of Delaware following the successful completion of Philips’ previously announced tender offer to purchase all outstanding shares of common stock of BioTelemetry for USD 72.00 per share in cash, without interest, less any applicable withholding taxes. As a result of the merger, all remaining BioTelemetry shares were converted into the right to receive USD 72.00 per share in cash, without interest, less any applicable withholding taxes.

BioTelemetry has requested that NASDAQ files a Form 25 with the United States Securities and Exchange Commission causing the delisting of BioTelemetry’s common stock from NASDAQ. BioTelemetry’s common stock ceased trading prior to the opening of trading on February 9, 2021.

[1] Adjusted EBITA is defined as income from operations excluding amortization of acquired intangible assets, impairment of goodwill and other intangible assets, restructuring charges, acquisition-related costs and other significant items.

for further information, please contact:

Steve Klink
Philips Global Press Office
Tel.: +31 6 10888824
E-mail: ben.zwirs@philips.com

Derya Guzel
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: derya.guzel@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and well-being, and enabling better outcomes across the health continuum – from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2019 sales of EUR 19.5 billion and employs approximately 81,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

About BioTelemetry
BioTelemetry, Inc. is the leading remote medical technology company focused on the delivery of health information to improve quality of life and reduce cost of care. The company provides remote cardiac monitoring, centralized core laboratory services for clinical trials, remote blood glucose monitoring and original equipment manufacturing that serves both healthcare and clinical research customers. More information can be found at www.gobio.com.

Forward-looking statements
This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.